SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO §240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)*

PAETEC HOLDING CORP.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

695459 10 7

(CUSIP Number)

Mary K. O’Connell, Esq.

Executive Vice President, General Counsel and Secretary

PAETEC Holding Corp.

600 Willowbrook Office Park

Fairport, NY 14450

(585) 340-2500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 2, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 695459 10 7

1.	Names of Reporting Persons Arunas A. Chesonis
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,689,191 shares of Common Stock (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 6,689,191 shares of Common Stock (1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,689,191 shares of Common Stock (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.59% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)	Includes (i) 6,140,656 outstanding shares of Common Stock held directly by the Reporting Person and (ii) 548,535 shares of Common Stock which are subject to options exercisable by the Reporting Person within 60 days of June 3, 2011.
(2)	Based upon a total of 145,075,559 shares of Common Stock outstanding as of May 2, 2011 as reported in the Quarterly Report on Form 10-Q of PAETEC Holding Corp. for the quarterly period ended March 31, 2011 plus 548,535 shares of Common Stock which are subject to options exercisable by the Reporting Person within 60 days of June 3, 2011.

This Amendment No. 5 (this “Amendment”) supplements and amends the Schedule 13D originally filed on March 12, 2007 (the “Original Schedule 13D”) and amended by Amendment No. 1 thereto on June 4, 2007, by Amendment No. 2 thereto on September 20, 2007, by Amendment No. 3 thereto on December 17, 2009 and by Amendment No. 4 thereto on May 17, 2010, and is being filed by Arunas A. Chesonis (the “Reporting Person”). This statement relates to the common stock, par value $0.01 per share (the “Common Stock”), of PAETEC Holding Corp., a Delaware corporation (the “Issuer”).

Unless otherwise defined, capitalized terms used in this Amendment No. 5 have the meanings given to those terms in the Original Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety to read as follows:

(a) As of June 3, 2011, the Reporting Person is the beneficial owner of 6,689,191 shares of Common Stock. The shares of Common Stock beneficially owned by the Reporting Person include 6,140,656 outstanding shares held directly by the Reporting Person and 548,535 shares that are subject to outstanding options, all of which are exercisable within 60 days of June 3, 2011 (the “Vested Options”). The shares beneficially owned by the Reporting Person represent approximately 4.59% of the shares of Common Stock outstanding as of May 2, 2011 after giving effect to the Vested Options.

(b) The Reporting Person has:

(i)	sole power to vote or direct the vote of 6,689,191 shares of Common Stock;

(ii)	shared power to vote or direct the vote of 0 shares of Common Stock;

(iii)	sole power to dispose or direct the disposition of 6,689,191 shares of Common Stock;

(iv)	shared power to dispose or direct the disposition of 0 shares of Common Stock.

(c) As previously reported, the Reporting Person is party to a prearranged trading plan with a broker-dealer that provides for the Reporting Person’s sale of up to 2,000,000 shares of the Common Stock and his transfer by gift of up to 575,000 shares of the Common Stock during specified periods occurring between May 2010 and December 2011 based on share amounts and other conditions specified in the plan. During the past sixty days, the following transactions in the Common Stock were effected by the Reporting Person.

(i)	On June 2, 2011, the Reporting Person sold 586,000 shares of Common Stock pursuant to the prearranged trading plan in multiple trades at prices ranging from $4.50 to $4.52. The weighted average sale price per share was $4.50.

(ii)	On June 3, 2011, the Reporting Person sold 314,000 shares of Common Stock pursuant to the prearranged trading plan in multiple trades at prices ranging from $4.50 to $4.51. The weighted average sale price per share was $4.50.

(d) Not applicable.

(e) The Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock on June 2, 2011.

SIGNATURE

After responsible inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 10, 2011

By:	/s/ Arunas A. Chesonis
	Name:	Arunas A. Chesonis
	Title:	Chairman, President and Chief Executive Officer, PAETEC Holding Corp.

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